EXHIBIT 99.1

Top Ships Inc. Announces Successful Completion of its Tanker Fleet Refinancing

ATHENS, Greece, Nov. 17, 2025 (GLOBE NEWSWIRE) -- Top Ships Inc. (the “Company” or “TOPS”) (NYSE:TOPS), an international owner and operator of modern, fuel efficient “ECO” tanker vessels, announced today that it has closed the previously announced sale and leaseback financing agreements (the “SLBs” or “Financing Agreements”) with a major Chinese financier for the refinancing of its two 300,000 dwt VLCC tankers, the M/Ts Julius Caesar and Legio X Equestris, its 157,000 dwt Suezmax tanker, the M/T Eco Oceano and its 50,000 dwt MR Product Tanker, the M/T Eco Marina Del Ray.

The gross proceeds before fees and related expenses but after repayment of previous debt amounted to about $27.2 million.

Evangelos J. Pistiolis, the President, Chief Executive Officer and Director of the Company, said:

“The amount of cash released from the concluded deals approximates our current market capitalization. Taking into account the new debt levels of our fleet following the refinancings, the leverage of the fleet remains at a very conservative level of about 52%.”

Refinancing Summary

Pursuant to the SLB terms, we will bareboat charter back the vessels for a period of ten years (except for M/T Eco Marina Del Ray which is for seven years) at bareboat hire rates comprising of consecutive monthly installments of $0.25 million per VLCC vessel, $0.18 million for M/T Marina Del Ray and $0.18 million for M/T Eco Oceano CA along with a purchase obligation of $38.5 million per VLCC vessel, $13.0 million for M/T Marina Del Ray and $20.0 million for M/T Eco Oceano CA at the expiry of their respective bareboat charters. The Financing Agreements bear an interest rate of 3-month term SOFR plus a margin of 1.95% per annum. Under the terms of the Financing Agreements, we will have the option to buy back the vessels following the end of the first year at purchase prices stipulated in the bareboat charter agreement depending on when the option is exercised.

The Financing Agreements, and the relevant appurtenant guarantees, contain customary covenants and event of default clauses, including cross-default provisions and restrictive covenants and performance requirements including that we maintain a leverage ratio of no more than 85% and minimum liquid funds of $0.55 million per VLCC vessel, $0.40 million per Suezmax vessel and $0.35 million per MR Product Tanker.

Concurrently with entry into these SLBs, we provided a guarantee of the obligations of the vessel-owning subsidiaries under the respective SLBs and also entered into a guarantee of the obligations of the vessel-owning subsidiaries of Rubico Inc. (“Rubico”) under similar SLBs entered into with the same major Chinese financier in an aggregate amount of $84.0 million. The Financing Agreements contain cross-default provisions which would be triggered by a default under these SLBs entered into by Rubico.

About the Company

TOP Ships Inc. is an international owner and operator of ocean-going vessels focusing on modern, fuel-efficient eco tanker vessels transporting crude oil, petroleum products (clean and dirty) and bulk liquid chemicals. For more information about TOP Ships Inc., visit its website: www.topships.org.

Cautionary Note Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” “pending” and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. Please see the Company’s filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties. The information set forth herein speaks only as of the date hereof, and the Company disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

For further information please contact:
Alexandros Tsirikos
Chief Financial Officer
TOP Ships Inc.
Tel: +30 210 812 8107
Email: atsirikos@topships.org